Filed Pursuant To Rule 433

Registration No. 333-275079

November 19, 2024

Spot Bitcoin ETF options trading goes live: What traders need to know by Jason Shubnell

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BlackRock’s IBIT, the largest Bitcoin ETF with nearly $45 billion AUM, was the first to be approved for options trading.
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Firms have been looking to list and trade options for their spot Bitcoin funds following the SEC’s approval of 11 BTC ETFs in January.

Options trading on spot Bitcoin BTC +0.42% exchange-traded funds officially went live Tuesday, with BlackRock's iShares Bitcoin Trust (ticker IBIT) kicking things off.

"With the approval of options on Bitcoin ETFs, we’re not just seeing the maturation of the crypto ETF market — we're watching Bitcoin cement its place alongside stocks, bonds, and commodities as a mainstream institutional investment,” Nathan McCauley, CEO and Co-Founder of Anchorage Digital, said in a statement shared with The Block.

Firms have been looking to list and trade options for their spot bitcoin funds following the SEC's approval of 11 BTC ETFs in January.

BlackRock's IBIT, the largest Bitcoin ETF with assets under management nearing $45 billion, was the first to be approved for options by the U.S. Securities and Exchange Commission on Sept. 20. The clearing process reached its final steps over the past four days, with IBIT options receiving final approval for trading on Monday afternoon.

Options on the Bitwise Bitcoin ETF (BITB) are expected to begin trading on Wednesday, Bitwise CEO Hunter Horsley said on X. GrayScale confirmed options trading on its ETFs will also begin Wednesday, with others expected to follow suit.

Why are Bitcoin ETF options important?

Trading volumes for spot Bitcoin ETFs have exceeded $500 billion since trading began in January, according to The Block's data dashboard.

Options and derivatives provide liquidity and price discovery for larger institutions, giving them exposure to the underlying asset's price action (in this case, bitcoin). Large institutions typically use options as a trading hedge, while retail traders use options for speculation.

“[T]he Bitcoin ETF options market is the first time the financial world will see regulated leverage on a perpetual commodity that is truly supply-constrained,” Jeff Park, head of alpha strategies at Bitwise, said in September. “Things will likely get wild. In such scenarios, regulated markets may shut down. But the remarkable thing about Bitcoin is that there will always be a parallel, decentralized market that can’t be shut down.”

Bitcoin has a massive retail following, which means it is likely there will be more speculation in spot bitcoin ETF options when compared to ETF options on equities, according to market structure analyst Dennis Dick.

“Counter to common opinion, options actually reduce volatility,” Dick told The Block earlier this year. “As open interest rises, it creates natural buyers and sellers on both sides of the market… This thickens up the market and increases liquidity, which therefore reduces volatility.

Dick expects the volatility of bitcoin to be reduced as more interest comes into trading the options on the spot BTC ETFs.

The price of bitcoin traded around $93,885 at publication time, and its market cap was $1.9 trillion, according to The Block's BTC price data.

“When Bitcoin ETFs were approved less than a year ago, it was one small step for crypto that represented a giant leap for institutional adoption," McCauley said. "In the months that followed, the asset class has continued to evolve into a sophisticated institutional market that's rife with opportunity for more hands-on participation."

Spot Bitcoin ETF Volumes

IBIT
FBTC
GBTC
ARKB
BTC
7 Others
$12.5b
$10b
$7.5b
$5b
$2.5b
$0
Mar '24
May '24
Jul '24
Sep '24
Nov '24

SOURCE: YAHOO FINANCE
UPDATED: NOV 19, 2024

ZOOM ALL YTD 3M 1M

Chart embedded from The Block Data

What's next for Bitcoin ETF options?

Within the first few hours of trading, the data showed the ETF options were a huge success.

"A few hundred million so far in options volume on $IBIT (a ton for Day One)," Bloomberg's senior ETF analyst Eric Balchunas said on X. He noted a rank of the contracts by volume, which showed almost all calls.

A call option gives the buyer the right—but not the obligation—to buy an asset at a specified price within a specific period. If the buyer exercises the call, a call seller must sell the asset. A put option gives the holder the right to sell the asset at a specified price on or before the expiration.

"Seems very bullish, esp the Dec20th C100, which is basically betting price of btc will double in the next month," Balchunas said.

The price of bitcoin was up nearly 40% over the past month alone, pushed to new all-time highs in the wake of the Nov. 5 Election Day triumph of pro-crypto President-elect Donald Trump. Many industry experts anticipate Bitcoin hitting the $100,000 milestone within the next two months.

There will also be a flurry of new ETF filing, according to ETF Store President Nate Geraci.

"Have mentioned before, but I now expect to see uptick in btc options-based strategy ETF filings," Geraci said in a post on X. "Covered call strategy btc ETFs, buffer btc ETFs, tail risk btc ETFs, convexity btc ETFs... all of them."

Grayscale wasted little time to file an updated prospectus for its Bitcoin Covered Call ETF. The fund will offer exposure to GBTC and BTC while writing or buying options contracts on Bitcoin ETPs for income.

“Grayscale is thrilled that Options trading on both GBTC and BTC will begin...further developing the ecosystem around our US-listed Bitcoin ETPs," David LaValle, Global Head of ETFs at Grayscale Investments, said in a statement. "There is unprecedented client demand for Bitcoin ETPs, and the Grayscale team is proud to offer a suite of Bitcoin products that promote investor choice, including the lowest cost Bitcoin ETP, and enable convenient exposure to Bitcoin and the crypto asset class.”

Grayscale Bitcoin Trust ETF (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.